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                                  FORM 8 - A

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR (g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                              GATEWAY 2000, INC.
            (Exact name of registrant as specified in its charter)



                DELAWARE                                 42-1249184
(State of incorporation or organization)    (I.R.S. Employer Identification No.)



610 Gateway Drive, North Sioux City, South Dakota     57049-2000
(Address of principal executive offices)              (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

          Title of each class                   Name of each exchange on which
          to be so registered                   each class is to be registered

     Common Stock $.01 Par Value                New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

                                     None
                               (Title of Class)
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Item 1.   Description of Registrant's Securities
          to be Registered

          Common Stock, $.01 Par Value

          The capital stock of Gateway 2000, Inc. (the "Company" or "Registrant") to be registered, which have been approved for listing subject to notice of issuance on the New York Stock Exchange, Inc. (the "Exchange"), is the Registrant's Common Stock with a par value of $.01 per share. Holders of Common Stock are entitled to one vote per share at all meetings of stockholders. Dividends that may be declared on the Common Stock will be paid in an equal amount to the holder of each share. No pre-emptive rights are conferred upon the holders of such stock and there are no liquidation or conversion rights. There are no redemption or sinking fund provisions and there is no liability to further calls or to assessments by the Registrant.

          The Company's Certificate of Incorporation divides the Board of Directors of the Company into three classes, each class to be as nearly equal in number of directors as possible. At each annual meeting of stockholders, directors in each class will be elected for three year terms to succeed the directors of that class whose terms are expiring. In accordance with the Delaware General Corporation Law, directors may be removed from office only for cause as a result of the Board of Directors being divided into three classes. The Company's Restated Certificate of Incorporation provides that cause shall mean willful and gross misconduct by a director that is materially adverse to the best interests of the Company as determined conclusively by a majority of disinterested directors of the Company. The Bylaws of the Company also include certain other provisions which may restrict stockholders' ability to affect corporate actions by written consent.

          The existence of these provisions in the Company's Certificate of Incorporation and Bylaws may be disadvantageous to the extent they discourage takeovers in which stockholders might receive a substantial premium for some or all of their shares. Therefore, stockholders not affiliated with management who desire to participate in such a takeover may not be afforded the opportunity to do so, even when such stockholders believe participation to be in their best interest. Also, such provisions may reduce temporary fluctuations in the market price of the Common Stock that may accompany the accumulation of large blocks of Common Stock and thereby deprive stockholders of an opportunity to sell their stock at a temporarily higher price. In addition to reducing temporary market fluctuations, such provisions could potentially depress the market price of shares of Common Stock and may have the effect of discouraging changes in control, particularly those that are opposed by the Company's incumbent management, even if a majority of stockholders desire the change in control. Such provisions could also prevent the removal of management.

          The Company's Board of Directors has the authority, without further stockholder approval, to provide for the issuance of up to 5,000,000 shares of Preferred Stock, par value $.01 per share, in one or more series and to determine the dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preferences, the number of shares constituting any such series and the designation of such series. Because the Board of Directors has the power to establish the preferences and rights of each series, it may afford the holder of any Preferred Stock preferences, powers and rights (including voting rights) senior to the rights of the holders of Common Stock preferences, powers and rights (including voting rights) senior to the rights of the holders of Common Stock and Class A Common Stock. Although no shares of Preferred Stock are currently outstanding, the issuance of shares of Preferred Stock, or the issuance of rights to purchase such shares may have the effect of delaying, deferring or preventing a change in control of the Company.

          The Company's Board of Directors also has the authority, without further stockholder approval, to provide for the issuance of up to 1,000,000 shares of Class A Common Stock, $.01 par value per share. All shares of Common Stock and Class A Common Stock are identical and will entitle the holder to the same rights and privileges, except the holders of Class A Common Stock shall not have voting rights. In addition, the Company can convert any and all shares of outstanding Class A Common Stock into an equal number of shares of Common Stock and the holders of Class A Common Stock can convert at their option any or all of their shares of Common Stock. Although no shares of Class A Common Stock are outstanding, the issuance of shares of Class A Common Stock, or the issuance of rights to purchase such shares may have the effect of delaying, deferring or preventing a change in control of the Company.

                                       2
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Item 2.   Exhibits

          1. All exhibits required by Instruction II to Item 2 will be supplied to the New York Exchange.

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                                   SIGNATURES


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    GATEWAY 2000, INC.



                                    By /s/ David J. McKittrick
                                       ------------------------------------
                                       Senior Vice President and Chief
                                       Financial Officer



Dated: May 15, 1997

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